UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ADOLOR CORPORATION

(Name of Subject Company)

ADOLOR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Classes of Securities)

00724X102

(CUSIP Number of Classes of Securities)

John M. Limongelli

Senior Vice President,
General Counsel and Secretary

Adolor Corporation

700 Pennsylvania Drive
Exton, PA 19341

(484) 595-1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications

On Behalf of the Person(s) Filing)

Copy to:

James A. Lebovitz

Ian A. Hartman

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 3 (this “Amendment No. 3”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) as originally filed with the Securities and Exchange Commission (“SEC”) on November 7, 2011, and amended by Amendment No. 1 filed with the SEC on November 10, 2011 and Amendment No. 2 filed with the SEC on November 14, 2011, by Adolor Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 and this Amendment No. 3 relate to the tender offer by FRD Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation (the “Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated November 7, 2011 and amended from time to time, filed by the Purchaser and the Parent, to purchase all of the outstanding Shares at a purchase price of $4.25 per Share in cash, plus one non-transferable contingent payment right for each Share, which shall represent the right to receive up to $4.50 in cash subject to the fulfillment of certain conditions and/or the attainment of certain milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011, and in the related Letter of Transmittal, dated November 7, 2011, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 3, except that such information is hereby amended to the extent specifically provided herein.

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by deleting the text under the heading “Antitrust” and replacing it in its entirety with the following:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder (the “HSR Act”), certain transactions having a value above specified thresholds and that meet other jurisdictional tests may not be consummated until each party has filed a premerger notification and report form (“HSR Form”) containing certain information and documentary material with both the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer has expired or been terminated.  Parent and the Company each filed a HSR Form with the FTC and the Antitrust Division for review in connection with the Offer on October 28, 2011. The initial waiting period expired at 11:59 p.m. New York City time on November 14, 2011. Accordingly, the condition to the Offer relating to the expiration of the applicable waiting period under the HSR Act has been satisfied. The closing of the Offer remains subject to the other conditions as disclosed in “Section 14 — Conditions to the Offer” contained in the Offer to Purchase, a copy of which is filed herewith as Exhibit (a)(1)(A).

Completion of the Merger will not require an additional filing under the HSR Act so long as Purchaser acquires more that 50% of the outstanding Shares within one year after November 14, 2011, the date the HSR Act waiting period applicable to the Offer was terminated.

The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1)(A) and is incorporated herein by reference in its entirety, and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.”

Item 8 of the Schedule 14D-9 is hereby amended by adding the following to the end of the text under the heading “Recent Developments”:

“Additionally, on November 3, 2011, a purported stockholder of the Company filed a lawsuit in the Court of Common Pleas of Chester County, Pennsylvania, Civil Division against the Company, each member of the

Company Board, Parent and the Purchaser (the “Macintyre Complaint”). This action purports to be brought by the plaintiff, Larry Macintyre, on behalf of all of the Company’s stockholders. The suit alleges that each member of the Company Board breached his fiduciary duties owed to the Company’s stockholders in connection with the Offer and the Merger and further alleges that the Company, Parent and Purchaser aided and abetted the Company Board’s breach of fiduciary duties. The complaint seeks, among other things, injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court’s entry of final judgment, rescission of the Offer or awarding recissory damages to the plaintiff and the class. Additionally, the complaint seeks an award of costs and disbursements, including a reasonable allowance for attorneys’ and experts’ fees and expenses. The Company and the Company Board believe the allegations in the complaint are without merit.

The foregoing summary and the information are qualified in their entirety by reference to the Macintyre Complaint, a copy of which has been filed as Exhibits (e)(39) hereto and is incorporated herein by reference.”

Item 9.    Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit No.	Description
(a)(5)(C)

Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Adolor Corporation, dated November 15, 2011, announcing the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976

(e)(39)	Complaint filed on November 3, 2011 in Court of Common Pleas of Chester County, Pennsylvania, Civil Division

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADOLOR CORPORATION

By:	/s/ John M. Limongelli
Name:	John M. Limongelli
Title:	Sr. Vice President, General Counsel and Secretary

Dated: November 15, 2011